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                              June 7, 2021

       Anthony Leo
       Chief Executive Officer
       BayFirst Financial Corp.
       700 Central Avenue
       St. Petersburg, FL 33701

                                                        Re: BayFirst Financial
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed May 11, 2021
                                                            File No. 333-256009

       Dear Mr. Leo:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. Please revise the prospectus cover page to provide the pricing information for the offered securities, including
the common stock and the warrants. See Item 501(b)(3) of
                                                        Regulation S-K.
       Risk Factors
       We are an emerging growth company, and the reduced disclosure requirements..., page 20

   2. We note disclosure on page ii that you intend to avail yourselves of the extended transition period for applying new
or revised accounting standards. Please revise your risk factor to disclose that, as a
result of this election, your financial statements may not be comparable to companies that
comply with public company effective dates. In addition, please revise
 Anthony Leo
FirstName  LastNameAnthony   Leo
BayFirst Financial Corp.
Comapany
June 7, 2021NameBayFirst Financial Corp.
June 7,
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FirstName LastName
         your filing to provide a similar statement in your critical accounting policy disclosures.
3. Since you are also a smaller reporting company, please add a separate risk factor disclosing that even if you no longer qualify as an emerging growth company, you may still be subject to reduced reporting requirements so long as you are a smaller reporting company.
No Proceeds, page 22

4. Please disclose your use of proceeds, if any, that you may receive from those selling stockholders who exercise their warrants.
Business, page 26

5. Please revise to disclose the criteria used to underwrite your loans and lines of credit for each portfolio, including loan to value standards.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
32

6. Please revise to include a discussion of your critical accounting policies that require significant judgments, assumptions and estimates and that may have a material impact on your financial condition and results of operations and on the comparability of reported information over different reporting periods. Refer to SEC Release No. 33-8350.
Loan Portfolio Composition, page 34

7. Please revise to disclose the geographic composition of your loan portfolio for each period presented.
Management
Non-Director Management, page 51

8. Please disclose the business experience over the last five years for each of your executive officers and/or director nominees. For example, revise the disclosure on Mr. Benner's experience to include his occupation/business experience between leaving 1st Manatee
         Bank in 2016 to joining the Bank in August 2018. Also revise to disclose Ms. Jaber's occupation before joining the Company in 2017 and to include the year Mr. Zernick joined the Company and to cover each of the past five years of his business experience.
         Refer to Item 401(e) of Regulation S-K.
Principal and Registered Stockholders, page 63

9. We note the row in the table for "Other Registered Stockholders." Please revise to name these selling stockholders individually and disclose the amount of securities to be offered for each stockholder's account as well as the amount and (if one percent or more) the percentage of the class to be owned by such stockholder after completion of the offering.
 Anthony Leo
FirstName  LastNameAnthony   Leo
BayFirst Financial Corp.
Comapany
June 7, 2021NameBayFirst Financial Corp.
June 7,
Page 3 2021 Page 3
FirstName LastName
         Refer to Item 507 of Regulation S-K.
10. Please disclose any position, office or other material relationship that any selling stockholder has had within the past three years with you or any of your predecessors or affiliates. For each selling stockholder that is not a natural person, disclose Item 507 information about any persons (entities or natural persons) who have control over the
         selling entity, including such person   s identity and the nature of
such person   s material
         relationship. See Item 507 of Regulation S-K. For additional guidance, see Question
         140.02 of our Regulation S-K Compliance and Disclosure
Interpretations.
11. Please revise to describe the transactions in which the selling stockholders acquired their shares, including the dates of the transactions and the amount of consideration paid. If the transactions occurred within the last three years and were unregistered, please include disclosure responsive to Item 701 of Regulation S-K.
Consolidated Statements of Income, page F-5

12.      It appears that each of the components of the    residential loan fee
income    line item on
         the income statement exceeds one percent of the aggregate of total interest income and other income. Please refer to Rule 9-04 of Regulation S-X and either revise to disaggregate this line item on the face of the income statement or explain to us how you determined that it was not necessary to disaggregate this line item. Exhibits

13. We note that your Warrant Agreement filed as exhibit 4.4 includes an exclusive forum provision in Section 8.3. Please revise your filing to address the following:
             include a detailed discussion of this provision, including how it may impact investors and any material risks arising therefrom, as applicable;
             include disclosure regarding any questions as to enforceability under federal and state law and
             disclose whether this provision applies to claims under the Securities Act and/or the
             Exchange Act.

         We may have further comments based on your revisions.
14. The legality opinion filed as Exhibit 5.1 states that the Warrants have been validly issued, are fully paid, and are nonassessable." Please file a revised legality opinion that opines on whether the Warrants are a binding obligation of the company under the law of the jurisdiction governing the warrant agreement. For guidance, please refer to Section
         II.B.1.f. of Staff Legal Bulletin 19.
General

15. Because of the size and nature of the transaction being registered compared to the number of your outstanding shares held by non-affiliates, it is unclear whether the transaction should be viewed as a secondary offering eligible to be made on a shelf basis under Rule
 Anthony Leo
BayFirst Financial Corp.
June 7, 2021
Page 4
         415(a)(1)(i) or a primary, at-the-market offering being made pursuant to Rule 415(a)(4) of the Securities Act. Please provide a detailed legal analysis regarding why the offering should not be viewed as an indirect, primary transaction and why the selling stockholders should not be viewed as underwriters. Refer to Interpretation 612.09 in our Securities Act
         Rules Compliance and Disclosure Interpretations, available on our website. Note that we may have additional comments on your analysis and may request additional disclosure upon review of your response.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact William Schroeder at (202) 551-3294 or Benjamin Phippen at (202)
551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at (202) 551-3448 or David Lin at
(202) 551-3552
with any other questions.



FirstName LastNameAnthony Leo                                 Sincerely,
Comapany NameBayFirst Financial Corp.
                                                              Division of
Corporation Finance
June 7, 2021 Page 4                                           Office of Finance
FirstName LastName